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                             June 22, 2023

       Mark Vignola
       Chief Financial Officer
       Terns Pharmaceuticals, Inc.
       1065 East Hillsdale Blvd
       Suite 100
       Foster City, CA 94404

                                                        Re: Terns
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-039926

       Dear Mark Vignola:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Management's Discussion and Analysis of Financial Condition and Results of Operations

       Results of Operations
       Research and Development Expenses, page 127

   1. Please provide proposed disclosures to be included in future filings to separately quantify your research and
development expenses for each of your most significant drug
                                                        candidate
project/programs. To the extent you do not track your research and development cost by drug candidate
project/program, please disclose this fact, and provide separate quantification of
unallocated expenses by nature or type.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Vignola
Terns Pharmaceuticals, Inc.
June 22, 2023
Page 2

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameMark Vignola                         Sincerely,
Comapany NameTerns Pharmaceuticals, Inc.
                                                       Division of Corporation
Finance
June 22, 2023 Page 2                                   Office of Life Sciences
FirstName LastName